June 2, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newater Technology, Inc.

Registration Statement on Form F-1

Filed April 18, 2017

File No. 333-217355

Dear Mr. Ingram:

On behalf of Newater Technology, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated May 12, 2017, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the Registration Statement on Form F-1, File No. 333-217355. The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 44

1.	Please revise your disclosure related to changes in operating and investing cash flows during 2016 to more fully address the following:

●	Explain the reasons why you increased inventory and advances to suppliers so significantly. In this regard, we note these balances, taken together, appear to represent over one year of your inventory requirements; and

The Company acknowledges this comment and has added the following disclosures in the Amendment on page 44.

“Our inventories and net advances to suppliers have increased significantly in the year ended December 31, 2016. As of December 31, 2016, our inventories and net advances to suppliers totaled $6,758,429, accounting for 87% of total cost of revenues for 2016, compared to inventories and net advances to suppliers of $2,815,007 as of December 31, 2015.”

“The balance of inventories as of December 31, 2016 was $4,840,234, representing an increase of $2,470,436, or 104%, as compared to the balance of $2,369,798 as of December 31, 2015. Of the total increase, the balance of work in progress had a year-over-year increase of $2,832,204, or 943%, which is the main reason why the inventories had such a significant increase. The reason for the rapid increase in the work in progress was that during 2016 the Company received more orders and indications of interest, so there were more projects under construction as of December 31, 2016.”

“The balance of net advances to suppliers as of December 31, 2016 was $1,918,195, representing an increase of $1,472,986, or 331%, as compared to the balance of $445,209 as of December 31, 2015. We expect a significant increase in revenues in 2017 over 2016, so we have increased our inventory purchases, resulting in a significant increase in the amount of advances to suppliers. As of the end of April 2017, all inventories purchased through prepayments have been received.”

“In 2016, we had revenues of $12,279,721, a year-over-year growth of 76%. We estimate that our revenues for 2017 will reach approximately $29 million, with a growth of about 140% compared to 2016. As of June 2, 2017, contracts worth approximately $7.9 million, or 27% of the estimated total sales revenue of $29 million, have been executed or are in the final stages of negotiation.”

●	Explain the reasons why you purchased the land use right, including where the land is located and how you intend to use it. If you intend to build a facility on the land, disclose and discuss the anticipated costs, timing, and funding sources.

The Company acknowledges this comment and has added the following disclosures in the Amendment on page 44.

“The land subject to the purchased land use right is located in Laishan District Economic Development Area, Yantai City, Shandong Province.”

“We purchased the land use right to build a plant where our automatic DTRO membrane production line will be located. Our existing plant cannot meet our anticipated production and expansion needs, and we believe the new plant will accommodate our expansion.”

“We expect a total investment of $9.30 million on the land and the facilities, of which $2.25 million for land use rights has been paid in July 2016 and $2.65 million for plant construction will be funded by our own cash on hand and the cash flow generated by our operations. Purchase of equipment and installation of the production line will require a total of $4.40 million. We anticipate these funds will come from the IPO proceeds and the net cash flow generated by our operations. If necessary, we will seek bank loans to cover any shortage of funds.”

“Currently, we are applying for a construction permit from the Planning Bureau of Yantai City, Laishan Branch. It is expected to be approved by the end of September 2017.”

“Once we receive the proceeds from our IPO and the construction plan is approved, we will start the plant construction and procurement of equipment. The construction period is expected to be 1 year, of which the installation and testing of equipment will take about 10 months.”

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Consolidated Financial Statements

Note 1- Organization, page F-7

2.	We note your disclosure related to the equity transfer agreement and supplementary equity transfer agreement with Yuebiao Li, Zhuo Zhang and Yue Zhang, including reflecting shares they received as outstanding for all periods presented. We also note the numbers of shares they hold, as disclosed on page 86. Please more fully explain the steps in the equity and supplementary equity transfer agreements, including the equity interests of Yuebiao Li, Zhuo Zhang and Yue Zhang before and after the transfers.

The Company acknowledges this comment and respectfully submits that the Company engaged an appraisal firm to evaluate the net assets of Jinzheng in January 2016. Pursuant to the appraisal, Jinzheng had net assets of RMB 28,537,365 as of December 31, 2015. The excess of the appraisal over the original transfer price of RMB 20 million served as the basis of the supplementary equity transfer transaction.

The Company has added the following disclosures to Note 1 on page F-7 in the Amendment.

“Prior to the reorganization, Yuebiao Li, Zhuo Zhang and Yue Zhang owned 55%, 40% and 5% of the equity interests in Jinzheng, respectively. Pursuant to the equity transfer agreement entered into on January 25, 2016, Newater HK acquired 100% of the equity interests of Jinzheng for RMB 20 million as follows: 1) RMB 11 million for the 55% equity interests owned by Yuebiao Li; 2) RMB 8 million for the 40% equity interests owned by Zhuo Zhang; and 3) RMB 1 million for the 5% equity interests owned by Yue Zhang. On February 5, 2016, a supplementary equity transfer agreement was entered into by the parties, pursuant to which Newater HK paid an additional RMB 8,537,365 to the three individuals as follows: 1) RMB 4,695,551 to Yuebiao Li; 2) RMB 3,414,946 to Zhuo Zhang; and 3) RMB 426,868 to Yue Zhang. After the two transactions, Newater HK acquired 100% of the equity interests in Jinzheng. The cash consideration received by the three former owners of Jinzheng was used to purchase common shares issued by Newater Technology.”

“As of March 27, 2016, Newater Technology issued a total of 83,000 common shares to its incorporator and 8,117,000 common shares to six individuals and seven companies. On June 6, 2016, the Company entered into a series of debt conversion agreements with four individuals, pursuant to which debt totaling $3,847,000 owed to the four individuals was converted to 999,000 common shares of the Company. As of December 31, 2016, the Company issued 9,199,000 common shares, of which Yuebiao Li, Zhuo Zhang, and Yue Zhang owned 2,900,000 shares (31.53% of the total equity interests), 1,900,000 shares (20.65% of the total equity interests), and 600,000 shares (6.52% of the total equity interests), respectively.”

Note 2- Summary of Significant Accounting Policies, page F-7

Government Grants, page F-11

3.	We note your disclosure that Jinzheng successfully applied for a high technology subsidy in 2016 for which there were no specific requirements. It is not clear who provided this subsidy or why a subsidy with no requirements would be provided. Please identify who provided this subsidy and disclose and discuss the reasons why it was provided, including why there were no requirements. Based on the lack of any requirements, please also explain how and why you determined accounting for this subsidy as a government grant is appropriate.

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The Company acknowledges this comment and respectfully submits that we have confirmed with the Management Committee for Laishan District Economic Development Area, the authority that granted the subsidy, that there would be no further examination on how the Company uses the subsidy of RMB 9,732,000 and the committee will not withdraw the subsidy for any reason. The following disclosure has been revised in the Amendment on page F-11 and page 23.

Revised the sentence “There is no specific requirement for the RMB 9.7M Subsidy.” to “Due to its encouragement and incentive nature to invest in local economic development, there is no specific requirement for the RMB 9.7M Subsidy.”

The following disclosures have been added in the Amendment on page F-11 and page 23.

“The RMB 9.7M Subsidy was granted by the Management Committee of Laishan District Economic Development Area. The grant’s purpose is to encourage the Company to invest in researching and developing new products and expanding production scale, which will contribute to the local economic development by bringing more job opportunities and generating more tax revenues.”

Note 3- Disposal, page F-15

4.	Based on the amounts of assets and liabilities you sold, as disclosed in note 3, and the amount of proceeds you received, please clarify how you determined the amount of the gain you recorded from your disposal of Jinmo. Also, we note disclosure on pages 40 and 84 that indicate Jinzheng sold $1,063,137 of equipment to Jinmo prior to your disposal; however, it is not clear why the equipment was sold, what equipment was sold, or how these disclosures reconcile to your financial statements, including the change in the balance of property, plant and equipment. Please clarify or revise.

The Company acknowledges this comment and has added the following disclosures in the Amendment on page F-15.

“The Company recognized the excess of the consideration price over its net assets of $30,889 on the disposal date as the gain of the transaction.”

In addition, the Company respectfully submits that in November 2016, the Company sold a set of reclaimed water treatment equipment to Jinmo, as this system would be used in one of Jinmo’s projects, the Shandong Dowen Titanium Industry Co. Ltd. project.

The sales transaction took place before December 7, 2016, the date of disposal of Jinmo, and therefore was recorded as an intercompany transaction and eliminated on consolidated statements of income and comprehensive income. In other words, the sales amount recognized by Jinzheng and the cost incurred by Jinmo were eliminated on consolidated level. The Company did not retain any intercompany profit from this transaction.

The transaction does not affect the change in the balance of property, plant and equipment. The equipment, which was assembled using raw materials purchased by Jinzheng in 2016, was accounted for as inventory by Jinzheng prior to the sales transaction. Although Jinmo recorded the equipment as property, plant and equipment upon obtaining its ownership, the entity was disposed of in December 2016, and therefore its net assets are not included in the consolidated balance sheet as of December 31, 2016.

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Note 19- Subsequent Events, page F-27

5.	Please disclose and discuss the specific nature of your relationship with Runtai and explain the reasons why you provided them a working capital loan.

The Company acknowledges this comment and has added the following disclosures in the Amendment on page F-27.

“Runtai is a third party of the Company. Runtai and Jinzheng met the commercial standards of local banks to guarantee loans and therefore Runtai was able to act as a guarantor for loans to Jinzheng. The Company provided a loan to Runtai in reward in consideration for the guarantee provided by Runtai to the following loans made to the Company. On July 26, 2016, the Company borrowed $1,439,926 (RMB 10,000,000) from Huaxia Bank Co., Ltd., Yantai Xingfu Branch. On October 25, 2016, the Company borrowed $1,151,941 (RMB 8,000,000) from Bank of China, Yantai Bonded Port Areas Branch. The total balance of the bank loans guaranteed by Runtai was $2,591,867 as of December 31, 2016. See Note 11 for more details.”

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.

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